FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

Name and Address of Company

Regalito Copper Corp. (the “Company”)
1550 – 625 Howe Street
Vancouver, British Columbia  V6C 2T6

ITEM 2.

Date of Material Change

May 9, 2006

ITEM 3.

News Release

A press release was issued by the Company on May 9, 2006 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

Summary of Material Change

The Company announced, together with Pan Pacific Copper Co. Ltd. (“PPC”), that the offer and take-over bid circular of PPC’s wholly owned subsidiary, PPC Canada Enterprises Corp., together with the Company’s directors’ circular, have been mailed to the shareholders of the Company in connection with PPC’s previously announced offer to acquire, through PPC Canada Enterprises Corp., all of the Company’s outstanding common shares.

ITEM 5.

Full Description of Material Change

PPC has been advised that as of 4:30 p.m. (Vancouver time) on May 9, 2006, 20,476,704 Regalito common shares have been tendered (or guaranteed for delivery) to the offer. PPC Canada Enterprises Corp. took up these shares today and will pay US$6.00 for each of these shares on or before May 12, 2006.  These shares represent 90.1% of the outstanding Regalito common shares not already owned by PPC.

As the offer was accepted by Regalito shareholders representing more than 90% of the outstanding Regalito common shares not already owned by PPC, PPC Canada Enterprises Corp. intends to acquire all the outstanding Regalito common shares not tendered to the offer pursuant to a compulsory acquisition under the Business Corporations Act (British Columbia) as described in the take-over bid circular.

ITEM 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

ITEM 7.

Omitted Information

No significant facts have been omitted from this report.

ITEM 8.

Executive Officer

Robert Pirooz, CEO

Phone: (604) 687-0333

ITEM 9.

Date of Report

May 10, 2006.